June 24, 2009

Stephen Krikorian

Accounting Branch Chief

United States Securities and Exchange Commission

100 F Street N.E.

Washington, DC  20549

Re:          Your Letter Dated June 10, 2009 (the “Follow Up Comment Letter”) and April 30, 2009 Regarding Bally Technologies, Inc.’s Form 10-K for the Fiscal Year Ended June 30, 2008 (“2008 Form 10-K”) and Form 10-Q for the Quarterly Period Ended March 31, 2009

Dear Mr. Krikorian:

Bally Technologies, Inc. (the “Company”, “we” or “our”) takes very seriously its responsibilities regarding the accuracy and completeness of the disclosures contained in its public filings.  The Company appreciates the Staff’s comments as well as the opportunity this process provides to improve the content of the Company’s public filings.

We confirm that we are responsible for the adequacy and accuracy of the disclosures in our filings.  Furthermore, we acknowledge that (i) neither your comments nor changes in disclosure in response to your comments preclude the Securities and Exchange Commission (the “Commission” or the “SEC”) from taking any action with respect to the filing, and (ii) we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

For ease of reference, the headings and numbered paragraphs below correspond to the headings and numbered comments in the Follow Up Comment Letter, with Staff’s comments presented in bold italicized text.  In response to the Follow Up Comment Letter the Company offers the following responses:

Form 10-K for the Fiscal-Year Ended June 30, 2008

Item 1. Business

Gaming Regulations and Licensing, page 10

1.                                       We refer to prior comment 2, and note your discussion under “Gaming Regulations and Licensing” of federal, state, local, and foreign regulations to which you are subject in connection with your gaming, manufacturing, and distribution operations.  We also note your disclosures under “Patent, Copyright and Trade Secret Protection.”  However, we continue to believe that you should expand your discussion of the importance of your intellectual property to your business.  In this regard, please consider expanding your disclosure to include a discussion of how you use your intellectual property and why the intellectual property is important to your business, the number of patents and trademarks you currently own and/or license and the remaining useful life of material patents and the expiration dates of material licenses (i.e., licenses material to your business in addition to those issued by jurisdictions in connection with your gaming, manufacturing, and distribution operations).

Response:

We note the Staff’s comment, and in response thereto, we will enhance the disclosure in our future filings under the heading Patent, Copyright and Trade Secret Protection as follows (original disclosure included below with proposed supplemental disclosure in underlined text):

We have been a long-standing participant in the development of intellectual property in our industry. While we do not believe that any single patent or series of patents or other intellectual property is crucial to our business, we use a combination of patents, copyrights, trade secrets, trademarks and proprietary information to maintain and enhance our competitive position, protect our products, and defend against litigious competitors. We have been granted over 300 patents related to slot machines and systems, most of which are unexpired, and have over 600 patent applications pending in the United States as well as in many foreign countries. The expiration dates of these patents vary and are based on their filing and issuances dates. We intend to continue to actively file for patent protection, where such filings are commercially reasonable, within and outside the United States. We also seek protection for a large number of our products by registering hundreds of trademarks and copyrights in the United States and various foreign countries. Under permission or license agreements with third parties, we also sell products covered by independently filed copyrights and trademarks. Typically, these contracts require us to pay royalties to the licensing party. Royalty expenses are included in cost of gaming and systems in our consolidated financial statements included in this report.

Item 8. Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

Revenue recognition. page F-11

2.                                       We note your response to prior comment number 13 indicating that your gaming operations do not include multiple deliverables.  Please further clarify this assertion.  In this regard, we note that your response also indicates that these arrangements include rent, maintenance, licensing, and connectivity.  In addition, your disclosure on page 4 of your 2008 Form 10-K indicates that arrangements under the Rental and Daily-Fee Games business model may include the sale of gaming devices to casinos and the rental of game content on a daily-fee basis.  Furthermore, we note from page 5 of your 2008 Form 10-K that the sale of centrally determined gaming devices in Mexico includes the sale of gaming devices as well as providing a system network, gaming content and monitoring, maintenance, consulting, marketing and promotion services.  We acknowledge that you may charge a single daily fee; however, this fee appears to be for several revenue generating activities.  Also, if you negotiate more than one contract with a customer, the separate contracts may be viewed as one multiple-element arrangement when determining the appropriate amount of revenue to be recognized.  To the extent that any of your arrangements include multiple elements, please clarify how your accounting treatment complies with EITF 00-21.

Response:

We note the Staff’s comment, and in response thereto, respectfully note our response to prior comment number 13 detailed that the daily fee earned under our gaming operation arrangements entitles the customer not only to full use of the gaming device, but also includes rental and maintenance of the gaming device, licensing of the game content, connection to our linked progressive system where applicable, and in certain markets allows the customer to connect to our central determination system and/or related back-office system.  There is no need to identify specific deliverables for purposes of allocating revenue to multiple elements as all of the aforementioned products and services are delivered contemporaneously.  We do not utilize the separation criteria under EITF 00-21 for these arrangements, but rather we utilize SOP 97-2 to determine the timing of revenue recognition as our products contain software that is more than incidental to the products.  In all cases we use the criteria under TPA 5100.39 Software Revenue Recognition for Multiple-Element Arrangements to determine whether separate arrangements with the same customer should be viewed as one multiple-element arrangement.

Two distinct business models are described under the heading Rental and Daily-Fee Games on page 4 of our 2008 Form 10-K.  One in which we charge a daily fee for the use of the gaming device, which includes rental and maintenance of the gaming device and licensing of the game content, and the second in which the customer purchases the gaming devices, which are classified as game sales revenues, and we provide game content under a usage-fee arrangement.  In response to the Staff’s comment, we note we have determined the second business model contains two product deliverables — the gaming device and the game content.  However, the products under arrangements in the second business model are delivered simultaneously as the gaming device is delivered with the game content.  Under the arrangement to provide game content we have determined there is no undelivered element once physical delivery of the product has occurred as we have no obligation to refresh or change the content.   As all elements are delivered at the time of initial delivery of the gaming device, the up-front fee received for the gaming device is recognized upon delivery and the usage-based fee for the game content is recognized as such usage occurs and the fee becomes fixed and determinable.

In certain cases, such as those described under the heading Centrally Determined Systems on page 5 of our 2008 Form 10-K, we may enter into arrangements with a customer for the sale of gaming devices, as described under the heading Bally Gaming Equipment and Systems — Gaming Equipment on page 2 of our 2008 Form 10-K, in conjunction with entering into a gaming operations arrangement.  With respect to the unique nature of the transaction in Mexico referenced above, such transaction was a multiple-element arrangement involving the sale of gaming devices as well as providing a system network, gaming content and monitoring, maintenance and consulting.  The reference to marketing and promotion services relates to functionality provided by the system.  We receive up-front fees for the sale of gaming devices and an ongoing daily fee over the term of the arrangement.  The only undelivered element under the arrangement consists of post contract customer support (“PCS”) for the centrally-determined system.  As we do not have vendor-specific evidence of fair value for the PCS element, all up-front fees are deferred and are being recognized over the term of the arrangement.

Form 10-Q for the Quarterly Period Ended March 31, 2009

Item 1. Financial Statements

Unaudited Condensed Consolidated Statements of Cash Flows, page 5

3.                                       We note your response to prior comment 17 regarding your presentation of the pay-off of debt from refinancing within cash flows from financing activities.  You indicate that the portion paid by the administrative agent is considered a non-cash transaction.  We believe that even though the proceeds from the new term loan and revolving credit facility were used to directly pay-down the then-existing term loan balance, the administrative agent was acting on your behalf and the direct payment was done merely for convenience.  The substance of the transaction is the receipt of proceeds from the issuance of debt and the repayment of amounts borrowed.  Further explain why the flow of funds from the new term loan holder and to the prior term loan holder are considered non-cash transactions per paragraph 32 of SFAS 95.

Response:

We note the Staff’s comment, and in response thereto, respectively note in Article 9.01 Administrative Agent — Appointment and Authority on page 101 of the Credit Agreement filed as Exhibit 10.1 on Form 8-K filed with the Commission on October 1, 2008, the lenders in the syndication irrevocably appointed Bank of America (the “Agent Bank”) to act on their behalf as the administrative agent.  Furthermore, as noted in Article 4.10 (a)(xvi) Conditions Precedent to Credit Extensions — Conditions of Initial Credit Extension the then-existing term loan was required to be terminated contemporaneous with extension of credit under the new term loan and revolving credit facility (collectively, the “Credit Facility”).

In recognition of the Staff’s view that the statement of cash flows should be prepared based upon the substance of such transaction, we believe that the presentation in the unaudited condensed statement of cash flows does in fact present the refinancing transaction based upon both its form and substance and such presentation is in accordance with SFAS No. 95.  Specifically, the transaction is presented in recognition of the following requirements of SFAS No. 95:

Paragraph 4: “The primary purpose of a statement of cash flows is to provide relevant information about the cash receipts and cash payments of an enterprise during a period.”

Paragraph 6: “To achieve its purpose of providing information to help investors, creditors, and others in making those assessments, a statement of cash flows should report the cash effects during a period of an enterprise’s operations, its investing transactions, and its financing transactions. Related disclosures should report the effects of investing and financing transactions that affect an enterprise’s financial position but do not directly affect cash flows during the period.”

Paragraph 32: “Information about all investing and financing activities of an enterprise during a period that affect recognized assets or liabilities but that do not result in cash receipts or cash payments in the period shall be reported in related disclosures.”

Our transaction was unique in that the Agent Bank was the lead lender and administrative agent on both the Credit Facility and the then-existing term loan.  As noted, the extension of credit and terms of the Credit Facility were conditioned upon the retirement of the then-existing term loan.  The Agent Bank was operating on behalf of both the existing and new loan syndication, and structured the funding and repayment not as a matter of convenience but to ensure retirement of the then-existing term loan.  The proceeds that were used to repay the existing debt were not available to the Company, and there was no cash receipt or payment by the Company with respect to such funds.  Accordingly, in accordance with the requirement of paragraphs 4, 6, and 32, the Company presented the cash payment related to the transaction in financing activities, and disclosed the noncash portion of the transaction as a noncash financing activity.

Notes to Unaudited Condensed Consolidated Financial Statements

Note 4.  Long-Term Debit and Capital Leases, page 12

4.             You indicate on page 13, as well as on pages 32 and 34, that the proceeds from the Credit Facility were used to repay existing bank term loans and to pay for transaction fees and expenses.  Please reconcile these disclosures to your response to prior comment 17 indicating that you used the Credit Facility to pay-down a portion of the then-existing term loan and you used cash-on-hand to pay the remaining balance of the principal on the prior term loan and the debt issuance costs.

We note the Staff’s comment, and in response thereto, respectfully note our response to prior comment number 17 discussed that, in addition to proceeds from the Credit Facility totaling $275.0 million the Company contributed $14.6 million from cash-on-hand to pay the remaining principal balance on the then-existing term loan and also paid $10.7 million in debt issuance costs from cash-on-hand.

We will add additional disclosure in our future filings to clarify a portion of the principal of the then-existing term loan and the debt issuance costs were paid from cash-on-hand as follows (original disclosure included below with proposed supplemental disclosure in underlined text):

On September 29, 2008, the Company entered into a new $225.0 million term loan and a new $75.0 million revolving credit facility (collectively, the “Credit Facility”). The Company also has the option to request an increase in the size of the term loan and/or revolving credit facility by up to $50.0 million in the aggregate provided that certain conditions are met. The proceeds from the Credit Facility and cash-on-hand of $14.6 million were used to repay existing bank term loans totaling $289.6 million.  The Company also used cash-on-hand to pay for transaction fees and expenses totaling $10.7 million which are being amortized to interest expense over the term of the Credit Facility.

*  *  *  *  *

We hope this response has addressed all of the Staff’s concerns relating to the Comment Letter.  Should you have additional questions regarding the information contained herein, we would be pleased to discuss them with you.

Very truly yours,

BALLY TECHNOLOGIES, INC.

By:	/s/Robert C. Caller

Robert C. Caller
Executive Vice President, Chief Financial Officer and Treasurer
Bally Technologies, Inc.

Cc:	Robert L. Guido
Chairman of the Audit Committee
Bally Technologies, Inc.